

Mail Stop 4720   March 10, 2017

<u>Via E-mail</u>
John D. Long
Chief Executive Officer
Glen Burnie Bancorp
101 Crain Highway, S.E.
Glen Burnie, MD 21061

  Re: Glen Burnie Bancorp
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed March 10, 2016
    File No. 000-24047

Dear Mr. Long:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Stephanie L. Sullivan

        Stephanie L. Sullivan
        Senior Technical and Policy Advisor
        Office of Financial Services